Filed Pursuant to Rule 433

Registration No. 333-205569

Supplementing the Preliminary Prospectus

Supplement dated July 14, 2015

(To Prospectus dated July 9, 2015)

Kohl’s Corporation

Final Term Sheet

July 14, 2015

$1,100,000,000

$650,000,000 4.250% Notes due 2025

$450,000,000 5.550% Notes due 2045

Issuer:	Kohl’s Corporation
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa1 (stable) / BBB (stable) / BBB+ (stable)
Security:	$650,000,000 4.250% Notes due 2025 (“Notes due 2025”) $450,000,000 5.550% Notes due 2045 (“Notes due 2045”)
Aggregate Principal Amount:	$1,100,000,000
Trade Date:	July 14, 2015
Settlement Date:	July 17, 2015 (T+3)
Interest Payment Dates:	January 17 and July 17 of each year, commencing January 17, 2016
Joint Book-Running Managers:	Goldman, Sachs & Co. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Senior Co-Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC
Co-Managers:

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Comerica Securities, Inc.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

The Williams Capital Group, L.P.

	Notes due 2025	Notes due 2045
Principal Amount:	$650,000,000	$450,000,000
Maturity Date:	July 17, 2025	July 17, 2045
Coupon (Interest Rate):	4.250%	5.550%
Price to Public:	99.976%	99.681%
Yield to Maturity:	4.253%	5.572%
Spread to Benchmark Treasury:	+ 185 bps	+ 235 bps
Benchmark Treasury:	UST 2.125% due May 15, 2025	UST 2.500% due February 15, 2045
Benchmark Treasury Price/Yield:	97-18+ / 2.403%	86-09+ /3.222%
Make-Whole Call:	Prior to April 17, 2025; T+30 bps	Prior to January 17, 2045; T+35 bps
Par Call:	On or after April 17, 2025	On or after January 17, 2045
CUSIP/ISIN:	500255 AU8/US500255AU88	500255 AV6/US500255AV61

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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